Press Release	Source: Datameg Corp

Datameg to Acquire American Marketing & Sales Inc. D/B/A Innovative Designs
Wednesday August 15, 4:30 pm ET

SALT LAKE CITY--(BUSINESS WIRE)--Datameg Corp (OTCBB: DTMG - News) today announced it has entered into a contract to acquire American Marketing & Sales Inc. D/B/A Innovative Designs for 15 million unregistered shares of Datameg common stock. American Marketing & Sales is a $10 million company that markets finished food packaging products nationwide to major supermarkets and food retailers. The acquisition is expected to close in Q4 2007.

Founded in 1999 in Leominster, Mass. by Leonard J. Tocci, American Marketing & Sales Inc. had 2006 revenues of just under $10 million and annual growth of 15 to 20 percent in the past three years.

"Together with the recent addition of Computer Ctr.com, this acquisition not only provides us with the potential to put Datameg on solid financial footing, but brings to us yet another successful visionary who will be a tremendous asset as we continue to evolve," said James Murphy, Datameg CEO.

"Together with the new people we have recruited for Net Symphony, our VOIP service assurance market provider based in Raleigh, we have created a solid platform for Datameg," Murphy added.

Len Tocci has a history of success in his 44-year career in the plastics industry. From 1988 to 1998, he served as president and CEO of Tamor Plastics, where he grew sales from $25 million in 1991 to more than $100 million in 1998.

Following graduation from the University of Bridgeport in 1963, Mr. Tocci began his career by joining Tucker Housewares Corp. where he rose to the position of vice president and director of marketing. Under his direction, Tucker became one of the leading manufacturers of houseware products in the U.S., second only to Rubbermaid. Tucker's sales rose from $7.5 million in 1968 to more than $76 million in 1984. A proven entrepreneur, Mr. Tocci also founded and owned American Hanger, Inc., a manufacturer of plastic hangers, which grew to more than $18 million in annual revenues under his direction.

About Datameg

Datameg Corporation (OTCBB: DTMG - News) is a holding company with subsidiaries in the technology industry. Datameg's wholly-owned subsidiaries Net Symphony and QoVox Corporation design, develop and offer network-wide fault identification, fault isolation and voice quality assurance products and critical real-time network health and performance monitoring services for both providers and end-users of Internet telephony, now commonly referred to as Voice Over Internet Protocol (VOIP). Computer Ctr.Com provides a wide range of technology solutions and is a strategic technology supplier to QoVox and Net Symphony. For more information on our subsidiaries, visit our web site at www.datameg.com/ir.html

Certain statements contained herein are forward looking. These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. Many factors could cause actual results to differ significantly from these statement, including our history of operating losses, our need for additional financing, a failure of our products to perform as expected, introduction of competing products by other companies, pressures on prices from competitors and/or customers, regulatory obstacles to new product introductions, lack of acceptance of our products and changes in the VOIP and technology industries. These risks, uncertainties and assumptions are detailed in documents filed by us with the Securities and Exchange Commission. The Company cautions that the foregoing list of important factors is not exclusive. Any forward-looking statements are made as of the date of the document in which they appear. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Contact:

Clarke Communication Group

Terry Clarke, 617-872-6282

tclarke@clarkecommgroup.com

Source: Datameg Corp